UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATI Modular Technology Corp. f/k/a Global Recycle Energy, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

00215H 103 (Common Stock)
(CUSIP Number)
Alton Perkins Chief Executive Officers and President 4700 Homewood Court Suite 100 Raleigh, NC 27609
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00829N306 (Common Stock)

1.	Names of Reporting Persons.
AmericaTowne, Inc.

I.R.S. Identification Nos. of above persons (entities only). 46-5488722

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7. Sole Voting Power
Shares Bene-	100,000,000 Shares of Common Stock
ficially	8. Shared Voting Power
Owned by Each	100,000,000 Shares of Common Stock
Reporting	9. Sole Dispositive Power
Person With:	100,000,000 Shares of Common Stock
10. Shared Dispositive Power
100,000,000 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,000,000 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

86.15%

14.	Type of Reporting Person (See Instructions)
CO

Item 1. Security and Issuer

ATI Modular Technology Corp. f/k/a Global Recycle Energy, Inc. is a Delaware corporation.

Item 2. Identity and Background

AmericaTowne, Inc. is a Delaware corporation registered to do business in the State of North Carolina, and its principal place of business is 4700 Homewood Court, Suite 100 in Raleigh, North Carolina 27609 (“AmericaTowne”). Neither AmericaTowne, nor any of its directors or officers, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. During the last five years, neither AmericaTowne, nor any of its directors or officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

$175,000 from AmericaTowne’s working capital.

Item 4. Purpose of Transaction

The purpose of the transaction was to acquire the controlling interest in the Company and proceeding with a change in control event. On June 27, 2016, following consents in lieu of shareholder meeting and in lieu of a meeting of the Board of Directors, Issuer amended its articles of incorporation with the State of Nevada changing the name of the company to the current name of the Issuer, i.e. ATI Modular Technology Corp. Issuer is now an affiliate of AmericaTowne by virtue of AmericaTowne’s majority and controlling interest in the Issuer. Issuer’s new director and officer is Alton Perkins, who is the beneficial owner of the controlling and majority interest in AmericaTowne, and is AmericaTowne’s Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary. Issuer also amended its bylaws, and filed a corporate action notification with the OTC Markets Group (action regarding change of trading symbol on the OTC Pink).

Item 5. Interest in Securities of the Issuer

No additional disclosure required under Item 5 of 17 CFR 240.13d-101.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No additional disclosure required under Item 5 of 17 CFR 240.13d-101.

Item 7. Material to Be Filed as Exhibits

Stock Purchase and Sale Agreement dated June 2, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AmericaTowne, Inc.

Date: August 8, 2016	By:	/s/ Alton Perkins
Alton Perkins
President and Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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